Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the First Quarter of 2025

BEIJING, CHINA, June 5, 2025 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading player in Asia’s online social and entertainment space, today announced its unaudited financial results for the first quarter of 2025.

First Quarter of 2025 Highlights

•	Net revenues decreased by 1.5% year over year to RMB2,520.8 million (US$347.4 million*) in the first quarter of 2025.

•	Net revenues from overseas increased by 71.9% year over year to RMB414.6 million (US$57.1 million) in the first quarter of 2025.

•	Net income attributable to Hello Group Inc. increased to RMB358.0 million (US$49.3 million) in the first quarter of 2025, from RMB5.2 million in the same period of 2024.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) increased to RMB403.8 million (US$55.6 million) in the first quarter of 2025, from RMB59.9 million in the same period of 2024.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.07 (US$0.29) in the first quarter of 2025, compared to RMB0.03 in the same period of 2024.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.34 (US$0.32) in the first quarter of 2025, compared to RMB0.31 in the same period of 2024.

•	Monthly Active Users (“MAU”) on Tantan app were 10.7 million in March 2025, compared to 13.7 million in March 2024.

•

For the Momo app total paying users was 4.2 million for the first quarter of 2025, compared to 7.1 million for the same period last year. Tantan had 0.8 million paying users for the first quarter of 2025 compared to 1.1 million from the year ago period.

“Q1 marked a strong start to 2025,” commented Yan Tang, Chairman and CEO of Hello Group. “Our mainland PRC businesses continue to deliver solid profits, thanks to our ongoing efforts in cost reduction and efficiency improvement, as well as gradual stabilization of external factors. Meanwhile, our overseas business growth has accelerated, driven by further localization of existing products and the initial monetization of new apps. We expect the overseas products to make an increasingly meaningful contribution to the Group’s financials in the coming quarters.”

First Quarter of 2025 Financial Results

Net revenues

Total net revenues were RMB2,520.8 million (US$347.4 million) in the first quarter of 2025, a decrease of 1.5% from RMB2,560.4 million in the first quarter of 2024.

Starting from the first quarter of 2025, the Company combined the live video service and value-added services lines, which are now collectively referred to as value-added services. This change reflects the increasing convergence of the two business lines in terms of user mentality and product format. The combined reporting more accurately reflects user behavior and spending across the Company’s social entertainment ecosystem. Additionally, the Company consolidated mobile marketing services, mobile games and other services, which are now collectively reported under “other services.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.2567 to US$1.00, the effective noon buying rate for March 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

Value-added service revenues mainly include virtual gift revenues from various audio, video and text- based scenarios, and membership subscription revenues. Total value-added service revenues were RMB2,489.9 million (US$343.1 million) in the first quarter of 2025, a decrease of 1.7% from RMB2,532.9 million during the same period of 2024. The decrease was primarily due to a soft consumer sentiment among top users in the current macro environment of Momo app, and to a lesser extent, the decline in Tantan’s paying users which was in turn due to the decline in user base. The decrease was partially offset by the rapid revenue growth from our overseas apps, driven by the strong performance of the relatively established brand—Soulchill and the monetization of a collection of new apps.

Other services revenues were RMB30.9 million (US$4.3 million) in the first quarter of 2025, compared to RMB27.5 million during the same period of 2024.

Net revenues from Chinese mainland decreased from RMB2,319.2 million in the first quarter of 2024 to RMB2,106.2 million (US$290.2 million) in the first quarter of 2025, primarily due to the decrease in net revenues from Momo app and Tantan app. Net revenues from overseas increased from RMB241.2 million in the first quarter of 2024 to RMB414.6 million (US$57.1 million) in the first quarter of 2025, driven by the growth of Souchill and incremental revenue from emerging brands.

Cost and expenses

Cost and expenses were RMB2,234.5 million (US$307.9 million) in the first quarter of 2025, an increase of 5.4% from RMB2,120.0 million in the first quarter of 2024. The increase was primarily attributable to: (a) an increase in revenue sharing with virtual gift recipients for overseas apps, which was partially offset by a decrease in revenue sharing with broadcasters on Momo apps; and (b) an increase in sales and marketing expenses related to the promotion of overseas apps, partially offset by a decrease in Tantan’s marketing and promotional expense due to our continuous initiatives to control cost and optimize Tantan’s channel marketing strategy.

Non-GAAP cost and expenses (note 1) were RMB2,188.8 million (US$301.6 million) in the first quarter of 2025, compared to RMB2,065.3 million during the same period of 2024.

Income from operations

Income from operations was RMB299.5 million (US$41.3 million) in the first quarter of 2025, compared to RMB460.3 million during the same period of 2024.

Non-GAAP income from operations (note 1) was RMB345.3 million (US$47.6 million) in the first quarter of 2025, compared to RMB515.0 million during the same period of 2024.

Income tax expenses

Income tax expenses were RMB70.4 million (US$9.7 million) in the first quarter of 2025, compared to RMB557.6 million in the first quarter of 2024. The decrease in income tax expenses was primarily due to the accrual in the first quarter of 2024 of withholding income tax of RMB448.6 million associated with historical undistributed earnings generated by our wholly-foreign owned enterprise.

Net income

Net income was RMB358.5 million (US$49.4 million) in the first quarter of 2025, compared to RMB5.2 million during the same period of 2024.

Non-GAAP net income (note 1) was RMB404.3 million (US$55.7 million) in the first quarter of 2025, compared to RMB59.9 million during the same period of 2024.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB358.0 million (US$49.3 million) in the first quarter of 2025, compared to RMB5.2 million during the same period of 2024.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB403.8 million (US$55.6 million) in the first quarter of 2025, compared to RMB59.9 million during the same period of 2024.

Net income per ADS

Diluted net income per ADS was RMB2.07 (US$0.29) in the first quarter of 2025, compared to RMB0.03 in the first quarter of 2024.

Non-GAAP diluted net income per ADS (note 1) was RMB2.34 (US$0.32) in the first quarter of 2025, compared to RMB0.31 in the first quarter of 2024.

Cash and cash flow

As of March 31, 2025, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash totaled RMB12,785.9 million (US$1,761.9 million), compared to RMB14,728.5 million as of December 31, 2024.

Net cash provided by operating activities in the first quarter of 2025 was RMB239.7 million (US$33.0 million), compared to RMB400.2 million in the first quarter of 2024.

Change in Segment Reporting

Effective from the first quarter of 2025, the Company implemented the strategic decision to integrate the operations of Momo, Tantan, and QOOL into a unified business structure, and as a result, changed its segment disclosure from three operating segments to a single operating segment. This change reflects the Company’s strategic focus and aligns with the financial information that the Company’s chief operating decision maker currently receives and uses to allocate resources and assess performance of the Company. Prior period segment information has been retrospectively revised to conform to the current presentation.

Recent Development

Payment of a special cash dividend

In March 2025, Hello Group’s board of directors declared a special cash dividend in the amount of US$0.30 per ADS, or US$0.15 per ordinary share. The cash dividend was paid in April 2025 to shareholders of record at the close of business on April 11, 2025. The aggregate amount of cash dividends paid was US$47.9 million.

Share repurchase program

As of June, 5, 2025, the Company has repurchased 47.8 million ADSs for US$291.3 million on the open market under Share Repurchase Program announced on June 7, 2022 and amended on March 14, 2024 and March 12, 2025, at an average purchase price of US$6.07 per ADS. The remaining size of the program is USD $194.8 million.

Business Outlook

For the second quarter of 2025, the Company expects total net revenues to be between RMB2.57 billion to RMB2.67 billion, representing a decrease of 4.5% to 0.8% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and such adjustments has no impact on income tax.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income, net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and such adjustments has no impact on income tax. A limitation of using these non-GAAP financial measures is that share-based compensation and amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Thursday, June 5, 2025, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on June 5, 2025).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10047425-78qg9r.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through June 12, 2025. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10047425

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in Asia’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill, and Duidui, which target more niche markets and more selective demographics.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the second quarter of 2025, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2025 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter of 2025 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended March 31
	2024	2025	2025
	RMB	RMB	US$
Net revenues(i):
Value-added service	2,532,917	2,489,902	343,118
Other services	27,503	30,933	4,262

Total net revenues	2,560,420	2,520,835	347,380
Cost and expenses:
Cost of revenues	(1,503,008)	(1,569,074)	(216,224)
Research and development	(192,191)	(195,769)	(26,978)
Sales and marketing	(293,431)	(329,178)	(45,362)
General and administrative	(131,381)	(140,511)	(19,363)

Total cost and expenses	(2,120,011)	(2,234,532)	(307,927)
Other operating income, net	19,906	13,182	1,817

Income from operations	460,315	299,485	41,270
Interest income	121,107	120,338	16,583
Interest expense	(23,698)	(30,659)	(4,225)
Other gain or loss, net	(9,245)	—	—

Income before income tax and share of income on equity method investments	548,479	389,164	53,628
Income tax expenses	(557,613)	(70,406)	(9,702)

(Loss) income before share of income on equity method investments	(9,134)	318,758	43,926
Share of income on equity method investments	14,318	39,731	5,475

Net income	5,184	358,489	49,401

Less: net income attributable to non-controlling interest	—	495	68

Net income attributable to the shareholders of Hello Group Inc.	5,184	357,994	49,333

Net income per share attributable to ordinary shareholders
Basic	0.01	1.05	0.15
Diluted	0.01	1.04	0.14
Weighted average shares used in calculating net income per ordinary share
Basic	374,650,649	339,405,347	339,405,347
Diluted	389,278,806	345,905,274	345,905,274

(i)	The following table presents revenues by geographic area based on the addresses of our customers of our users:

	Three months
	Ended March 31
	2024	2025	2025
	RMB	RMB	US$
Chinese mainland	2,319,223	2,106,233	290,247
Overseas	241,197	414,602	57,133

Total	2,560,420	2,520,835	347,380

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31
	2024	2025	2025
	RMB	RMB	US$
Net income	5,184	358,489	49,401
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	54,894	(43,338)	(5,972)

Comprehensive income	60,078	315,151	43,429
Less: comprehensive income (loss) attributed to the non-controlling interest	3,084	(599)	(83)

Comprehensive income attributable to Hello Group Inc.	56,994	315,750	43,512

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	March 31	March 31
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	4,122,659	5,381,833	741,636
Short-term deposits	2,026,245	762,835	105,121
Restricted cash	4,566,477	2,637,531	363,461
Accounts receivable, net of allowance for credit losses of RMB12,433 and RMB17,427 as of December 31, 2024 and March 31, 2025, respectively	192,317	222,213	30,622
Prepaid expenses and other current assets	1,104,172	1,099,969	151,580

Total current assets	12,011,870	10,104,381	1,392,420
Long-term deposits	3,059,860	3,051,340	420,486
Long-term restricted cash	953,285	952,391	131,243
Right-of-use assets, net	252,169	216,054	29,773
Property and equipment, net	897,036	916,423	126,286
Intangible assets, net	86,661	191,927	26,448
Rental deposits	13,280	13,387	1,845
Long-term investments	825,533	863,342	118,972
Other non-current assets	110,960	133,420	18,386
Deferred tax assets	36,066	35,726	4,923
Goodwill	136,250	249,412	34,370

Total assets	18,382,970	16,727,803	2,305,152

Liabilities and equity
Current liabilities
Accounts payable	615,254	619,824	85,414
Deferred revenue	427,702	437,351	60,269
Accrued expenses and other current liabilities	704,410	652,234	89,880
Lease liabilities due within one year	141,971	127,765	17,606
Income tax payable	157,057	56,565	7,795
Deferred consideration in connection with business acquisitions-current	28,027	27,863	3,840
Convertible Senior Notes-current	20,191	20,090	2,768
Dividends payable	—	347,403	47,873
Long-term borrowings, current portion	1,938,385	1,939,245	267,235
Short-term borrowings	2,365,535	675,000	93,017

Total current liabilities	6,398,532	4,903,340	675,697
Deferred consideration in connection with business acquisitions-non current	65,694	65,310	9,000
Lease liabilities	115,105	92,338	12,725
Deferred tax liabilities	241,915	254,530	35,075
Long-term borrowings	—	3,227	445
Other non-current liabilities	129,051	143,552	19,782

Total liabilities	6,950,297	5,462,297	752,724
Shareholder’s equity (ii)	11,432,673	11,265,506	1,552,428

Total liabilities and shareholder’s equity	18,382,970	16,727,803	2,305,152

(ii):	As of March 31, 2025, the number of ordinary shares outstanding was 321,338,936.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months
	Ended March 31
	2024	2025	2025
	RMB	RMB	US$
Cash flows from operating activities:
Net income	5,184	358,489	49,401
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	14,310	12,391	1,708
Amortization of intangible assets	1,279	6,191	853
Share-based compensation	54,670	40,860	5,631
Share of income on equity method investments	(14,318)	(39,731)	(5,475)
Returns on investments	—	508	70
Loss on long-term investments	9,245	—	—
Gain or loss on disposal of property and equipment	258	(102)	(14)
Provision of loss on receivable and other assets	1,776	5,405	745
Changes in operating assets and liabilities:
Accounts receivable	10,980	(19,144)	(2,638)
Prepaid expenses and other current assets	(9,677)	11,375	1,568
Rental deposits	(802)	(110)	(15)
Deferred tax assets	(2,498)	340	47
Other non-current assets	(7,597)	35,046	4,829
Accounts payable	(17,454)	(13,543)	(1,866)
Income tax payable	6,036	(100,979)	(13,915)
Deferred revenue	16,674	9,035	1,245
Accrued expenses and other current liabilities	(56,800)	(70,983)	(9,782)
Deferred tax liabilities	365,011	12,713	1,752
Other non-current liabilities	23,893	(8,040)	(1,108)

Net cash provided by operating activities	400,170	239,721	33,036
Cash flows from investing activities:
Purchase of property and equipment	(44,176)	(27,814)	(3,833)
Payment for business acquisition	—	(194,390)	(26,788)
Cash received on maturity of short-term deposits	300,000	1,107,245	152,582
Purchase of long-term deposits	(718,860)	—	—
Cash received on maturity of long-term deposits	718,860	150,000	20,671
Cash received from sales of long-term investment	2,000	—	—
Loan to a third-party company	—	(27,478)	(3,787)
Other investing activities	385	192	26

Net cash provided by investing activities	258,209	1,007,755	138,871
Cash flows from financing activities:
Proceeds from exercise of share options	11	2	—
Repurchase of ordinary shares	(112,261)	(201,529)	(27,771)
Proceeds from short-term borrowings	1,331,635	—	—
Repayment of short-term borrowings	(215)	(1,690,535)	(232,962)
Repayment of long-term borrowings	—	(395)	(54)

Net cash provided (used in) by financing activities	1,219,170	(1,892,457)	(260,787)
Effect of exchange rate changes	20,814	(25,685)	(3,541)

Net increase (decrease) in cash and cash equivalents	1,898,363	(670,666)	(92,421)
Cash, cash equivalents and restricted cash at the beginning of period	8,282,912	9,642,421	1,328,761
Cash, cash equivalents and restricted cash at the end of period	10,181,275	8,971,755	1,236,340

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months			Three months				Three months
	Ended March 31, 2024			Ended March 31, 2025				Ended March 31, 2025
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(1,503,008)	1,882	(1,501,126)	(1,569,074)	1,263	1,774	(1,566,037)	(216,224)	174	244	(215,806)
Research and development	(192,191)	8,786	(183,405)	(195,769)	859	9,060	(185,850)	(26,978)	118	1,249	(25,611)
Sales and marketing	(293,431)	6,117	(287,314)	(329,178)	2,790	4,311	(322,077)	(45,362)	384	594	(44,384)
General and administrative	(131,381)	37,885	(93,496)	(140,511)	—	25,715	(114,796)	(19,363)	—	3,544	(15,819)

Cost and operating expenses	(2,120,011)	54,670	(2,065,341)	(2,234,532)	4,912	40,860	(2,188,760)	(307,927)	676	5,631	(301,620)
Income from operations	460,315	54,670	514,985	299,485	4,912	40,860	345,257	41,270	676	5,631	47,577
Net income attributable to Hello Group Inc.	5,184	54,670	59,854	357,994	4,912	40,860	403,766	49,333	676	5,631	55,640